

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Lavanya Chandrashekar
Chief Financial Officer
Diageo plc
16 Great Marlborough Street
London W1F 7HS, England

> **Re: Diageo plc**
> **Form 20-F for the fiscal year ended June 30, 2023**
> **Filed August 3, 2023**
> **File No. 001-10691**

Dear Lavanya Chandrashekar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2023

Operating results 2023 compared with 2022
Income statement, page 66

1. We note that the table here is labeled "income statement". This table appear to include line items which are not permitted to separately present in an income statement under IFRS (e.g., operating profit before exceptional items). In future filings, please remove or explain why you do not believe such change should be made. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing